Filed by Emmaus Life Sciences, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14-a-12 of the

Securities Exchange Act of 1934

Subject Companies:

Emmaus Life Sciences, Inc.

Commission File No.: 000-53072

MYnd Analytics, Inc.

Commission File No.: 001-35527

January 24, 2019

Dear Emmaus Shareholders:

As you may know, on January 7, 2019 Emmaus announced its agreement to undertake a so-called reverse merger transaction. In such a transaction, an unlisted company such as Emmaus merges with a subsidiary of a stock exchange listed company. This liquidity event will give Emmaus shareholders equity in a publicly traded company in exchange for their current illiquid Emmaus shares.  The reverse merger transaction is an alternative to a traditional IPO and is expected to involve less dilution to our shareholders and other equity holders.

To accomplish the reverse merger transaction, we have entered into a merger agreement with MYnd Analytics, Inc., a NASDAQ-listed company (NASDAQ: MYND), pursuant to which Emmaus would become a wholly owned subsidiary of MYnd Analytics in exchange for the issuance to Emmaus shareholders and other equity holders of shares of MYnd Analytics common stock. As a result, immediately following the transaction our stockholders and other equity holders will own beneficially 94.1% of the listed company shares on a fully diluted basis. In connection with the merger, Mynd Analytics’ assets and liabilities are expected to be spun off as a separate company under MYnd Analytics’ current management.

The listed company will be renamed Emmaus Life Sciences, Inc. and will apply to list the shares issuable in the merger on NASDAQ under the ticker symbol “EMMA.” The joint press release and the merger agreement, itself, can be viewed on the SEC’s website at:

https://www.sec.gov/Archives/edgar/data/1420031/000161577419000269/s115220_8k.htm

We expect that the merger will be completed during the second quarter of this year, subject to the satisfaction of certain closing conditions set forth in the merger agreement, including receipt of approval of the Emmaus and MYnd Analytics shareholders and NASDAQ approval.

Emmaus’ management will remain intact and will become the management of the listed company. The listed company will continue to ramp up of sales of Endari for sickle cell disease in the U.S. and outside-U.S. markets, subject to foreign marketing authorization, and the planned pilot Phase 2 clinical trial of our pharmaceutical-grade L-glutamine oral powder for the treatment of diverticulosis, a common gastrointestinal condition.

You will be receiving more complete information regarding the merger in the coming months as we prepare for a shareholder meeting to consider approval of the merger agreement. In the meantime, thank you for your continued support of Emmaus and its mission to help patients across the world by bringing them life-changing therapies.

Best regards,

/s/ Yutaka Niihara

Yutaka Niihara, M.D., M.P.H., Chairman and Chief Executive Officer

This shareholder letter is being made in respect of the proposed business combination involving MYnd Analytics, Inc. and Emmaus Life Sciences, Inc. In connection with the proposed transactions, MYndAnalytics and Emmaus plan to file documents with the U.S. Securities and Exchange Commission (the “SEC”), including the filing by MYndAnalytics of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of MYndAnalytics and Emmaus plan to file with the SEC other documents regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY MYnd Analytics AND EMMAUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Emmaus Investor Relations.

MYnd Analytics, Emmaus and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of MYnd Analytics is also included in MYnd Analytics’ proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 1, 2018, as updated in MYnd Analytics’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018. Additional information regarding the directors and executive officers of Emmaus is also included in Emmaus’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on August 23, 2018.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.